FUJIFILM

FUJI FILM Holdings Corporation
IR Office, Corporate Planning Div.
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6418-9715

RECEIVED
2006 OCT 16 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


06017414

File No. 82-78
October 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: FUJIFILM Holdings Corporation– 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Company's press release, dated September 11, 2006
2. Company's press release, dated September 12, 2006
3. Company's press release, dated September 19, 2006
4. Company's press release, dated September 25, 2006

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Very truly yours,

FUJI FILM Holdings Corporation

Junji Okada
General Manager
IR Office,
Corporate Planning Div.

10/17

Enclosure

News Releases

Fujifilm acquires all shares of Daiichi Radioisotope Laboratories, a leading manufacturer of diagnostic radiopharmaceuticals.

Expands its medical imaging business into the area of nuclear medical imaging diagnosis and therapeutic radiopharmaceuticals

September 11, 2006

RECEIVED
2006 OCT 16 P 3:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori, hereinafter "Fujifilm") has decided to acquire all shares of Daiichi Radioisotope Laboratories, Ltd. (headquarters: Tokyo, hereinafter "DRL"), a leading manufacturer of diagnostic radiopharmaceuticals. DRL is a subsidiary of Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita, hereinafter "Daiichi Pharmaceutical") which is a wholly owned subsidiary of Daiichi Sankyo Co., Ltd. (President: Takashi Shoda, hereinafter "Daiichi Sankyo"). Fujifilm has concluded a share transfer agreement with Daiichi Pharmaceutical, and shares are scheduled for transfer on October 2, 2006, at which point DRL will start its operation as a wholly owned subsidiary of FUJIFILM Corporation. (*1).

(*1) FUJIFILM Corporation is a new operating company which will be established to take over the business of Fuji Photo Film Co., Ltd. upon its change to a holdings company structure on October 1, 2006.

Since its establishment in 1968, DRL has been involved with research, development, manufacture and sales of a broad range of products used in various types of examination,

diagnosis and treatment as a pioneer of radiopharmaceuticals in Japan, and contributes to the development of nuclear medicine. Nuclear medicine using diagnostic radiopharmaceuticals is a highly safe method of examination which enables detection of changes in the functions of organs which may be caused by diseases before the morphological changes of organs occur. It plays a large role in diagnosing various types of heart and brain diseases, tumors as well as determining therapeutic strategy and prognosis.

Under the corporate philosophy of using leading-edge, proprietary technologies to "contribute to enhance the quality of life of people worldwide", Fujifilm has globally expanded its medical imaging business, which have become one of its core businesses. Fujifilm has earned global recognition for developing the digital x-ray imaging diagnostic system FCR (Fuji Computed Radiography) and its Web-integrated PACS (Picture Archiving and Communications System) SYNAPSE network systems to store and process medical imaging information. An increasing number of health care facilities around the world have installed SYNAPSE, proving its high quality and reliability. Moreover, Fujifilm is actively expanding the business by offering a wide range of unique endoscopy products, which have also earned high acclaim. Among these is the "transnasal endoscope" that realizes high quality images using its proprietary imaging sensors, "Super CCD", and image processing technology.

As a result of aging societies, there has been an exponential increase in ailments and the number of tests required to diagnose such ailments. Accordingly, medical professionals are demanding more efficient methods of examination as well as diagnosis and treatment with minimum physical burden, and it is believed that nuclear medicine will play a crucial role. While the areas of diagnosis and treatment become increasingly interdependent, functional diagnosis in order to realize early detection, early and patient-tailored treatments are becoming vital. Through this acquisition, Fujifilm's medical business will be expanded from the field of imaging that focused mainly on x-ray imaging diagnostic systems, to the closely related field of nuclear medicine including diagnostics (functional imaging) and therapeutics. The expansion will lead to a further growth in Fujifilm's

medical imaging business. Fujifilm will enhance its medical business and continue its efforts to contribute to improvements in the quality and efficiency of medical care as well as people's health and quality of life.

Fujifilm is now making further headway toward new growth strategies that revolve around growing and prospective business fields including medical and life science businesses. The company is considerably strengthening its capital and R&D investments, while enlarging its new businesses through aggressive mergers and acquisitions. The acquisition of DRL is one facet of this growth strategy.

<Overview of Daiichi Radioisotope Laboratories, Ltd.>

Name:	Daiichi Radioisotope Laboratories, Ltd.
President/CEO:	Akiyuki Furuya
Location of HQ:	Kyobashi 1-17-10, Chuo-ku, Tokyo
Establishment:	December 5, 1968
Capital:	1.4 billion Yen
Revenues:	17.22 billion Yen (fiscal year ending March 31, 2006)
Number of employees:	420 (as of March 31, 2006)
Main products:	Neuroimaging agents: Neurolite Injection Daiichi, Iofetamine(123I) Injection Daiichi, Ultra-Techne Kow Cardiac imaging agents: Thallium Chloride Tl201 Injection, Cardiolite Injection Daiichi, MyoMIBG - I123 Injection Bone & tumor imaging agents: Techne MDP Injection, Gallium Citrate - Ga67 Injection Therapeutic agents for thyroid diseases: Sodium Iodide - 131I Capsules

Media Contact:
Fuji Photo Film Co., Ltd.
Corporate Public Relations Division

Tel. 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

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© 2006 FUJIFILM Corporation

News Releases

Fujifilm Enters Healthcare Field, Expands Life Science Business
Starts New Business with Functional Skin Care Cosmetics
"F Square i" and Internal Care Products "F Cube i".
September 12, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori; hereinafter, "Fujifilm") has announced that it has entered the healthcare field. It will expand its life science business, one of the growing businesses it is actively pursuing, built on its unique and distinctive technologies and products.

Fujifilm marks its entry into the healthcare business with the launch of "F Square i", a series of three functional skin care cosmetics, and "F Cube i", a series of nine internal care products. These products will go on sale on September 28, 2006.

Fujifilm has conducted a wide range of business activities with its corporate philosophy; "We will use leading-edge, proprietary technologies to help ensure the quality of life of people worldwide." In its life science business, in particular, it has conducted research with the aim of creating a society where people everywhere can live their lives richly with a feeling of completeness and satisfaction, both physically and spiritually. With an increasing number of people becoming health-conscious, the demand for sophisticated, high quality products and services is also on the rise. As an example of realization of its corporate philosophy, Fujifilm has concentrated its comprehensive strength to respond to these needs.

Fujifilm possesses a broad spectrum of core technologies

accumulated over many years of research and development of photosensitive materials. These technologies have deep involvement in the life of human beings and can be effectively applied to the healthcare field. The following are examples of Fujifilm's proprietary and distinctive technologies.

1) The concept of FTD technology

Each color film has more than a dozen layers of emulsion coated on a film base all within a thickness of 15 microns. Producing colors in specific layers and orchestrating chemicals to react in certain locations at will are among Fujifilm's hallmark technologies. In the healthcare field, few efforts have been applied to promote absorption and penetration so as to maximize the efficacy of functional ingredients, which are more often than not natural ingredients. The concept of FTD (Formulation, Targeting and Delivery; formulating functional ingredients and materials and delivering them to targeted locations in a timely and effective manner in fresh and stable conditions. Using the concept of FTD as its core value, Fujifilm will develop high-quality products which are superior in absorption, penetration and stability.

2) Control of free radicals

The ability to increasing the sensitivity of photo film and make possible the preservation of photo prints for 100 years---among the key scientific principles in photography---is the result of the control of the free radicals that causes the deterioration of substances. After years of research, Fujifilm has achieved notable technologies to control free radicals, such as the use of vitamin C as a reducing agent. Now that free radicals have been implicated in aging, metabolic syndromes, cancer and other disorders, Fujifilm will apply this technology to suppress hazardous free radicals in various products in the healthcare field.

3) Collagen research

The primary raw material for photographic film is derived from the same ingredients as collagen, which is an integral part of the human body. In its Life Science Laboratories, Fujifilm is researching a number of aspects of collagen. Through its recent advances in genetic engineering, Fujifilm

has succeeded in reproducing exactly the same collagen peptide as is found in human bodies. Researches on applications of this peptide in skincare and pharmaceuticals are currently underway..

Through these core technologies, Fujifilm will move beyond functional skincare cosmetics and functional internal care products to explore many realms of advanced medical care and expand its life science business. Fujifilm aims to enhance the quality of life of people by expanding its business domain from "taking pictures of lives" to "curing lives" and "protecting lives."
* Fujifilm possess various technologies including "solubilization of detergents" "nano diffusion and emulsification", and "stabilization against oxidation, heat, and water." These are combined to display their optimum effects to match each application.

Applying its various core technologies, Fujifilm will market products that beautify the body both inside and out, as an initial entry into the healthcare field. Fujifilm's various core technologies are applied to the products. The main products are as follows:

[Functional skincare cosmetics: **"F Square i"**Series] (3 products)
[Functional internal care products: **"F Cube i"** Series] (9 products)

To market its healthcare products, Fujifilm established Fujifilm Healthcare Laboratory (President: Yuzo Toda; Location: Minato-ku, Tokyo: Capital: 50 million yen; wholly owned by Fujifilm) on August 8 this year. This company conducts mail order (Internet, telephone) sales of the above products.
These products will be marketed only in Japan.

Media Contact:
Fuji Photo Film Co., Ltd.

Corporate Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

‣ Top of News Releases

© 2006 FUJIFILM Corporation

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News Releases

New Management Structure for Fujifilm Group Starts on October 1

with a new holding company "FUJIFILM Holdings Corporation" at the core

September 19, 2006

On October 1, the Fujifilm Group will shift to a new group management structure with "FUJIFILM Holdings Corporation" (President and CEO: Shigetaka Komori; hereinafter Fujifilm Holdings) at the core. Fujifilm Holdings will provide strategic management of the entire Fujifilm Group including its two major operating companies, "FUJIFILM Corporation" (President and CEO: Shigetaka Komori; hereinafter Fujifilm) and "Fuji Xerox Co., Ltd." (President: Toshio Arima; hereinafter Fuji Xerox).

* Fuji Photo Film Co., Ltd. will move toward a holding company structure as of October 1 and change its name to "FUJIFILM Holdings Corporation." The current business of Fujifilm will be transferred to the newly created operating company "FUJIFILM Corporation."

The Fujifilm Group is actively implementing a full spectrum of policies and measures based on its midterm management plan, VISION75 (2006), which articulates three fundamental strategies: "Implementing comprehensive structural reforms," "Building new growth strategies," and "Enhancing consolidated management." The drastic structural reforms being implemented in the Imaging Solutions segment since last fiscal year for the purpose of preserving and nurturing

the culture of photography have been progressing favorably at a pace that surpasses the original plan, and are gradually leading to improvements in the revenue structure. Aiming toward "building new growth strategies," Fujifilm Group is now making further headway toward new growth strategies. It annually invests approximately 200 billion yen in R&D, approximately 200 billion yen goes into capital investment, approximately 100 billion yen into M&A and approximately 65 billion yen into environmental investment in such key growth business fields as medical and life sciences, documents, graphic arts, highly-functional materials and optical devices. Furthermore, vigorous implementation of measures for "enhancing consolidated management" has also been undertaken. These measures include consolidation of subsidiaries involved in sales, equipment manufacture and logistics, as well as Sankyo Chemical and Fujinon becoming wholly owned subsidiaries and implementation of the CMS (cash management system) on a consolidated accounting basis. Steps on an even larger scale to dynamically "enhance consolidated management" will be considered for the Fujifilm Group with the transition to the new management structure on October 1.

Fujifilm Holdings will provide 1) "management strategy functions" which formulate business/ functional strategies for the entire Group, and promote growth strategies and structural reforms with the operating companies, 2) "technical strategy functions" for the management of technology and intellectual strategies to realize a more advanced fusion of various proprietary technologies owned by the Fujifilm Group companies, and 3) "corporate support functions" to promote the enhancement of communications with stakeholders and oversee corporate social responsibility (CSR). Through the implementation of these functions, the Fujifilm Group aims to further advance its business through the pursuit of the overall optimization of the group. Furthermore, to enhance governance of the group management, Fujifilm Holdings will deliberate on critical agendas for the operating companies from a standpoint that is concerned with optimization for the entire group. A "CSR Committee" will also be established to make decisions on group policies, thereby raising the synergistic effect between the CSR activities of Fujifilm and Fuji Xerox, which are

being aggressively implemented by both companies. With Fujifilm Holdings at its core, the Fujifilm group will work to maximize the synergistic effect by "increasing areas of synergy among group companies," "realizing lean and solid management organization" and ""cultivation and effective utilization of personnel" thus enhancing strategic management for the entire group.

(1) Increasing areas of synergy among group companies
By combining and fusing the strengths and potential of Fujifilm and Fuji Xerox in various areas, including R&D, production, sales and after-sales services, both companies will be able to promote high value-added solutions that range from materials and devices to systems and networks. In the area of printing, the leading position of Fuji Xerox in the "print on demand" business will be further strengthened through the incorporation of image processing technologies that include color management technologies, and the sales capabilities of Fujifilm.

(2) Realizing lean and solid management organization
Streamlining and prioritization of Selling, General and Administrative (SG&A) and R&D expenses along with manufacturing costs will be conducted from the perspective of optimization for the entire group. The SG&A expense rate, which is 27.5% of the revenues projected for FY2006 will be targeted for reduction to percentages in the low twenties by FY2009. For areas such as accounting, personnel, general affairs, procurement, IT and other common functions, a shared services company will be established to strengthen and enhance back office sections throughout the entire group as well as to achieve low cost operations.

(3) Cultivation and effective utilization of personnel
The sharing of information regarding personnel - and in particular key personnel - will be promoted within the group. Organizations and mechanisms to optimize the nurturing and allocation of these personnel will also be created.

With the positive impact of structural reforms, further

expansion of businesses in the Information Solutions segment and rapid growth in the Document Solutions segment, as well as the consolidated power of the group through the new management structure, the Fujifilm Group anticipates a V-shaped recovery for FY2007. It aims to achieve a record-high operating profit of 200 billion yen in fiscal 2007. Furthermore, it aims to achieve revenue of over 3,150 billion and an operating profit of over 250 billion yen by fiscal 2009, which marks the year for the completion of the midterm management plan and the 75th anniversary of the founding of the company.

FORWARD-LOOKING STATEMENTS

This document contains projections of performance and other projections, which are made based on judgments regarding currently available information and which encompass potential risks and uncertainties. Accordingly, please be aware that diverse factors may cause actual results to differ materially from projected results.

Media Contact:
Fuji Photo Film Co., Ltd.
Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

© 2006 FUJIFILM Corporation

News Releases

A new standard of image quality for digital X-ray inspection systems
Newly Developed Fujifilm Computed Radiography Dynamix HR
September 25, 2006

Fuji Photo Film Co., Ltd. (President & CEO: Shigetaka Komori) is proud to announce the development of the new Fujifilm Computed Radiography Dynamix HR, a next-generation digital X-ray inspection system for non-destructive testing in aeronautics, automotive, electrical power generation and other industries. The new system offers twice the reading density, producing a high-resolution X-ray image that permits detection of even minute defects. The new Fujifilm Computed Radiography Dynamix HR designed to work with the newly developed high-resolution UR-1 imaging plate. The new system will be featured as a reference exhibit at the European Conference of Non-Destructive Testing, from September 25, 2006 in Berlin, Germany.

Fujifilm Computed Radiography is a digital X-ray inspection system for non-destructive testing that produces high-resolution images by recording X-ray image data on a highly sensitive imaging plate. The system automatically digitizes and optimizes the image data for specific inspection purposes. Due to the ability to create a digitized image of the target object and digitized inspection data, this technology is finding applications in industries that require defect inspection of industrial parts and maintenance inspections of manufacturing facilities. Achieving a reading density of 50um, twice the 100um density of the existing model, the new Fujifilm Computed Radiography Dynamix HR aims to meet the needs of industries that require even more detailed

defect detection. The new high-resolution imaging plate combines with enhanced image processing to produce high-resolution, high-quality images that permit detection of even minute defects on a high-resolution monitor.

Fujifilm Computed Radiography Dynamix HR achieves high-speed cycle time that permits reading and erasing of every 35.4 x 43cm imaging plate as quickly as 97 seconds*. And boasting a new compact design, the Dynamix HR is only approximately 60% the size and weight of the existing model, making it possible to install this new unit in cramped inspection areas, research facilities, and even in mobile inspection vehicles.
*At appropriate X-ray exposure level

Fujifilm will continue to develop and commercialize innovative technologies to meet the needs of customers who require X-ray imaging solutions for non-destructive testing.

Main Features of Fujifilm Computed Radiography Dynamix HR

(1) Delivering reading density of 50um, the newly developed Dynamix HR Reader and UR-1 high-definition imaging plate utilize Fujifilm's proprietary image processing technology to produce high-resolution images up to 35.4 x 43cm.

(2) Compatible with newly developed UR-1 and conventional ST-VI imaging plates, (the Dynamix HR Reader produces100um reading density when ST-VI is used)

(3) ST-VI available in new 15x30cm size

(4) Cycle speed of 97 seconds for 35.4 x 43cm imaging plate read at 50um density;
Cycle speed of 58 seconds for 35.4 x 43cm imaging plate read at 100um density.

(5) New compact, light-weight reader design (approximately 60% the size and weight of existing model)

Main Specifications (**) of Fujifilm Computed Radiography Dynamix HR

Compatible imaging plates:

UR-1 (35.4 x 43cm, 24 x 30cm, 18 x 24cm)
ST-VI (35.4 x 43cm/14x17 inch, 24 x 30cm/10 x 12 inch, 18 x 24cm/8 x 10 inch, 15 x 30cm)

Reading pitch:

50um (with UR-1)
100um (with ST-VI)

Cycle time:

97sec* (35.4 x.43cm, 50um pitch), 58sec* (35,4 x 43cm, 100um pitch)
*At appropriate X-ray exposure level

Reading grey scale:

12bit/pixel

Reader dimensions:

590 x 380 x 810mm (W x D x H)

Reader weight:approx. 100kg

** Specifications are subject to change without notice

Photo: Fujifilm Computed Radiography Dynamix HR


DYNAMIX

For more information, contact:
Fuji Photo Film Co., Ltd.
Industrial Products Division
TEL: +81-3-6418-2749
http://www.fujifilm.com/products/ndt/

© 2006 FUJIFILM Corporation